SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               --------------
                               SCHEDULE TO/A
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                     BROOKDALE LIVING COMMUNITIES, INC.
                     (Name of Subject Company (Issuer))

                     FORTRESS BROOKDALE ACQUISITION LLC
                    FORTRESS REGISTERED INVESTMENT TRUST
                        FORTRESS INVESTMENT FUND LLC
                       FORTRESS INVESTMENT GROUP LLC
                              HEALTH PARTNERS
                 CAPITAL Z FINANCIAL SERVICES FUND II, L.P.
                          CAPITAL Z PARTNERS L.P.
                    (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)
                                112462 10 6
                               --------------
                   (CUSIP Number of Class of Securities)
                               --------------

          Randal A. Nardone                 David A. Spuria, Esq.
  Fortress Investment Holdings LLC             Health Partners
     1301 Avenue of the Americas              54 Thompson Street
      New York, New York 10019             New York, New York 10012
      Telephone: (212) 798-6100           Telephone: (212) 965-0800

                   (Name, address and telephone number of
                   persons authorized to receive notices
              and communications on behalf of filing persons)
                                  Copy to:

       J. Gregory Milmoe, Esq.                  Paul Lovejoy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP    Weil, Gotshal & Manges LLP
          Four Times Square                      767 Fifth Avenue
      New York, New York 10036               New York, New York 10153
      Telephone: (212) 735-3000             Telephone: (212) 310-8000

                         CALCULATION OF FILING FEE

Transaction Valuation*: $102,077,140           Amount of Filing Fee: $20,415**

----------------------
* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares of Common Stock, par value $.01 per share, of Brookdale Living Communities, Inc. (the "Company Common Stock" or the "Shares"), at a price per Share of $15.25 in cash. As of July 31, 2000, there were 9,926,549 Shares outstanding and 771,384 shares were reserved for issuance upon the exercise of outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
** This amount was previously paid in connection with the original filing of this Schedule TO on August 1, 2000.
|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|X| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|




        This second amendment to the joint Tender Offer Statement on Schedule TO and Schedule 13E-3 (as amended, the "Schedule TO") relates to the third-party tender offer by Fortress Brookdale Acquisition LLC, a Delaware limited liability company ("Purchaser") to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Brookdale Living Communities,
Inc., a Delaware corporation (the "Company" or "Brookdale"), at a purchase price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2000 and in the related Letter of Transmittal, which together and as amended or supplemented from time to time, constitute the "Offer." By virtue of their direct or indirect relationship with Purchaser, each of Fortress Investment Trust, a Delaware business trust ("Fortress"), Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Investment"), Fortress Investment
Group LLC, a Delaware limited liability company ("FIG"), Health Partners, a Bermuda exempted partnership ("Health Partners"), Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z Fund II") and Capital Z Partners, L.P., a Bermuda limited partnership ("Capital Z," and collectively with Fortress, Fortress Investment, FIG, Health Partners and Capital Z Fund II the "Co-Bidders") may be deemed to be bidders within the meaning of Rule 14d-1(g)(2). While the Co-Bidders do not believe that they should be deemed to be bidders within the meaning of such rule, they are nonetheless joining Purchaser as filing persons with respect to the Schedule TO.

ITEM 1.        SUMMARY TERM SHEET

The information set forth in the Offer to Purchase in the Summary Term Sheet is hereby amended by adding the following question and answer:

    Q.   What is your position on the fairness of the offer?

    Purchaser and each of the Co-Bidders believe that the offer of $15.25 per share is fair to all unaffiliated stockholders of Brookdale from both a financial and procedural point of view based on the consideration of the factors discussed in the section "SPECIAL FACTORS
    - Position of Purchaser Regarding Fairness of the Offer and the Merger." Those factors include the fact that the offer price represents a premium of approximately 42% over the reported closing price on the last full trading day prior to the public announcement that Fortress intended to purchase 4,004,350 shares in a privately negotiated transaction at $15 per share, and approximately a 17% premium to the average trading price over the last twelve months; that Brookdale formed an independent committee of directors which in turn hired financial and legal advisors; and that after arms' length negotiations the independent committee was able to increase the purchase price of the shares.

    The information set forth in the Offer to Purchase in the Summary Term Sheet under the question "WHAT DOES BROOKDALE'S BOARD OF DIRECTORS THINK OF THE OFFER?" is hereby amended to add the word "unaffiliated" before the word stockholders in the fourth line to clarify that the Company Board determined the Offer and the Merger to be fair to and in the best interests of Brookdale's unaffiliated stockholders.

ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSON.

    Item 3 is hereby amended and supplemented to add the following:

    (a) The business address and telephone number for Fortress, Fortress Investment and FIG is 1301 Avenue of the Americas, New York, New York 10019, telephone: (212) 798-6100. The business address and telephone number for Health Partners, Capital Z Fund II, and Capital Z Partners is 54 Thompson Street, New York, New York 10012, telephone number (212) 965-0800.

    (b) Fortress is a registered investment company approximately 99% of the equity of which is owned by Fortress Investment a private investment fund owned directly and through intermediaries by institutional investors. FIG directly and through intermediaries manages the affairs of Fortress and Fortress Investment. The principal business of Fortress, Fortress Investment and FIG is to make investments principally in the real estate industry and related businesses. Health Partners invests in the securities of healthcare services companies and related businesses. Capital Z Fund II is a private equity fund formed to engage in the investment in securities of financial services entities and serves as a general partner of Health Partners. Capital Z is a business entity which serves as the general partner of the general partner of Capital Z Fund II.

    (c) Section 8 titled "Certain Information Concerning Fortress, Purchaser and Acquisition Sub" is hereby amended and supplemented as follows:

    The fifth, seventh and eighth paragraphs of Section 8 are amended and restated in their entireties to include references to the Co-Bidders as follows:

    The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors, and executive officers or persons who serve as their equivalents of Purchaser, Acquisition Sub and each of the Co-Bidders are set forth in Schedule I hereto.

    Except as described in this Offer to Purchaser, (i) none of Purchaser, or any Co-Bidder nor, to the best knowledge of Fortress or any Co-Bidder, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Purchaser or any Co-Bidder or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser or any Co-Bidder, nor, to the best knowledge of Purchaser or any Co-Bidder any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

    Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, neither Purchaser or any Co-Bidder, nor, to the best knowledge of Purchaser or any Co-Bidder, any of the persons listed in
Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or call, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, neither Purchaser or any Co-Bidder, nor, to the best knowledge of Purchaser or any Co-Bidder, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, or any Co-Bidder or any of their subsidiaries or, to the best knowledge of Purchaser or any Co-Bidder any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

    During the last five years, none of the Co-Bidders, or the persons listed in the Amended Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    Schedule I is further amended to add the following at the end of the
Schedule:

    2. OTHER GENERAL PARTNERS OF HEALTH PARTNERS:

    Capital Z Financial Services Private Fund II, L.P. ("Private Fund II"), a Bermuda limited partnership that was formed to engage in the investment in securities of financial service entities, is a general partner of Health Partners. The principal business address of Private Fund II is 54 Thompson Street, New York, New York 10012, and its telephone number is (212) 965-0800.

    International Managed Care Advisors, Inc. ("IMCA"), a Delaware corporation that was formed to invest in and advise healthcare services companies, is a general partner of Health Partners. The principal business address of IMCA is 54 Thompson Street, New York, New York 10012, and its telephone number is (212) 965-0800.

    3.  NAME, BUSINESS ADDRESS AND PRESENT PRINCIPAL OCCUPATION OR
        EMPLOYMENT OF THE DIRECTORS AND EXECUTIVE OFFICERS OF CAPITAL Z
        PARTNERS LTD., THE ULTIMATE PARENT OF HEALTH PARTNERS, CAPITAL Z FINANCIAL SERVICES FUND II, L.P. AND CAPITAL Z PARTNERS, L.P., AND
        WHO ALSO SERVE AS OFFICERS OR THEIR EQUIVALENTS FOR HEALTH PARTNERS, CAPITAL Z FINANCIAL SERVICES FUND II, L.P. AND CAPITAL Z PARTNERS, L.P.:

        Steven M. Gluckstern
        Chairman of the Board
        54 Thompson Street
        New York, New York  10012

        Robert A. Spass
        Deputy Chairman of the Board
        54 Thompson Street
        New York, New York  10012

        Laurence W. Cheng
        President and Director
        54 Thompson Street
        New York, New York  10012

        Bradley E. Cooper
        Senior Vice President and Director
        54 Thompson Street
        New York, New York  10012

        Mark K. Gormley
        Senior Vice President and Director
        54 Thompson Street
        New York, New York  10012

        Adam M. Mizel
        Senior Vice President and Director
        54 Thompson Street
        New York, New York  10012

        Paul H. Warren
        Senior Vice President and Director
        54 Thompson Street
        New York, New York  10012

        Scott M. Delman
        Senior Vice President and Director
        54 Thompson Street
        New York, New York  10012

        David A. Spuria
        General Counsel, Vice President of Administration and Secretary 54 Thompson Street
        New York, New York  10012

        Roland V. Bernardon
        Chief Financial Officer, Treasurer and Assistant Secretary 54 Thompson Street
        New York, New York  10012


ITEM 12.       EXHIBITS.

    Item 12 is hereby amended and supplemented to add the following exhibit:

    (a)(1)(I) Text of press release issued by Purchaser announcing the extension of the Offer, dated September 6, 2000.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

    The second sentence of the fourth paragraph of the section entitled "SPECIAL FACTORS - Background of the Offer" is hereby amended and restated in its entirety as follows:

        In early March, following a period of due diligence, Fortress and Prime mutually agreed to terminate discussions regarding an investment by Fortress in Prime because they could not, from Fortress' perspective, agree on the valuation of Prime as a whole or on governance issues with respect to a joint venture. However, Fortress and Prime agreed to continue discussions regarding the acquisition of certain investments owned by Prime.

    The section entitled "SPECIAL FACTORS - Position of Purchaser Regarding Fairness of the Offer and the Merger" is hereby amended to add the following before the last paragraph:

        Purchaser believes that providing unaffiliated stockholders with all cash consideration for their Shares affords them greater liquidity than if part of the consideration consisted of securities which would reasonably be expected to have a thin float.

        Purchase did not consider the "going concern value" of Brookdale material to its determination that the Offer was fair to the unaffiliated stockholders of Brookdale. Going concern value is generally regarded as the excess of fair market value over book value. As noted above, Purchaser did not attribute significance to book value in its determination and therefore did not view the premium represented by the excess of the $15.25 Offer Price over the $8.75 book value per share which might be equated with going concern value to be meaningful. Purchaser also noted that the public trading markets have not in recent history accorded Brookdale or other companies in the assisted living industry much credit for going concern value.

        Each of the Co-Bidders believes the Offer is fair to the unaffiliated stockholders of Brookdale from both a financial and procedural point of view. Each of the Co-Bidders relied on the conclusions and analyses of the Purchaser in forming this determination and accordingly each of them expressly adopts the factors considered by Purchaser in reaching its determination as to fairness.

    The first paragraph in the section "SPECIAL FACTORS - Purpose and Structure of the Offer and the Merger" is hereby amended to add the following at the end of the paragraph:

        None of the Co-Bidders has any purpose for the Offer other than the purposes expressed by Purchaser.

    The fourth paragraph in the section "SPECIAL FACTORS - Plans for the Company After the Offer and the Merger; certain effects of the Offer" is hereby amended to add the following at the end of the fourth paragraph:

        None of the Co-Bidders has any plans for the Company after the Offer and the Merger other than the plans for the Company articulated by Purchaser.

    Footnote one in the section "SPECIAL FACTORS - Beneficial Ownership of Common Stock by Certain Persons" is hereby amended to add the following at the end:

        By virtue of their status as Co-Bidders and their direct and indirect interests in Purchaser, Fortress, Fortress Investment and FIG and/or each of the natural persons identified as directors, executive officers or their equivalents for such entities on
        Schedule I to the Offer to Purchase may be deemed to have indirect shared beneficial ownership of Shares beneficially owned by Purchaser. Each of these entities and natural persons disclaims such shared indirect beneficial ownership.

    Footnote two in the section "SPECIAL FACTORS - Beneficial Ownership of Common Stock by Certain Persons" is hereby amended to add the following at the end:

        By virtue of their status as Co-Bidders and their direct and indirect interests in Purchaser, Health Partners, Capital Z Fund II and Capital Z and/or each of the natural persons identified as directors, executive officers or their equivalents for such entities on Schedule I to the Offer to Purchase may be deemed to have indirect shared beneficial ownership of Shares beneficially owned by Purchaser. Each of these entities and natural persons disclaims such shared indirect beneficial ownership.

    The third paragraph of the section "SPECIAL FACTORS - Transactions and Arrangement Concerning the Shares" is hereby amended to add the following at the end of the paragraph:

    Other than as disclosed in the Offer to Purchase, none of the Co-Bidders has engaged in any transactions or arrangements concerning the Shares.




                                 SIGNATURE


    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 6, 2000

                                    FORTRESS BROOKDALE ACQUISITION LLC

                                    By:       /s/ Randal A. Nardone
                                            ------------------------------
                                            Name:  Randal A. Nardone
                                            Title: Secretary and Member of
                                                   the Operating Committee
                                                   of Fortress Brookdale
                                                   Acquisition LLC




                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000


                                          FORTRESS REGISTERED INVESTMENT TRUST


                                          By:    /s/ Randal A. Nardone
                                               -------------------------------
                                               Randal A. Nardone
                                               as Vice President, Chief
                                               Operating Officer and
                                               Secretary




                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000


                                            FORTRESS INVESTMENT FUND LLC


                                            By:    /s/ Randal A. Nardone
                                                 ---------------------------
                                                 Randal A. Nardone
                                                 as Chief Operating Officer
                                                 and Secretary of Fortress
                                                 Fund MM, LLC, managing
                                                 member of Fortress
                                                 Investment Fund LLC




                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000

                                            FORTRESS INVESTMENT GROUP LLC


                                            By:    /s/ Randal A. Nardone
                                                 -------------------------
                                                 Randal A. Nardone
                                                 as Chief Operating Officer




                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000

                              HEALTH PARTNERS

                              By:  Capital Z Financial Services Fund II,
                                   L.P., its General Partner

                              By:  Capital Z Partners, L.P., its General
                                   Partner

                              By:  Capital Z Partners, Ltd., its General
                                   Partner


                              By:  /s/ David A. Spuria
                                   -------------------------
                                   Name:  David A. Spuria
                                   Title: General Counsel, Vice President of
                                          Administration and Secretary




                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000


                               CAPITAL Z FINANCIAL SERVICES FUND II, L.P.


                               By:  Capital Z Partners, L.P., its General
                                    Partner

                               By:  Capital Z Partners, Ltd., its General
                                    Partner

                               By:  /s/ David A. Spuria
                                    -----------------------------------------
                                    Name:  David A. Spuria
                                    Title: General Counsel, Vice President of
                                           Administration and Secretary




                                 SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2000

                              CAPITAL Z PARTNERS, L.P.

                              By:  Capital Z Partners, Ltd.,
                                   its General Partner


                              By:  /s/ David A. Spuria
                                   -----------------------------------------
                                   Name:  David A. Spuria
                                   Title: General Counsel, Vice President of
                                          Administration and Secretary




                               EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------

(a)(1)(I) Text of press release issued by Purchaser announcing the extension of the Offer, dated September 6, 2000.